[PLATFORM LETTERHEAD]

January 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney

Re:	Platform Specialty Products Corporation
Registration Statement on Form S-4
File No. 333-192778
Request for Acceleration of Effectiveness

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Platform Specialty Products Corporation (the “Registrant”) respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-192778), as amended (the “Registration Statement”), so that it may become effective at 11:30am Eastern Standard Time on January 22, 2014, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Attn:    Pamela Long, Assistant Director

January 21, 2014

Very truly yours,

Platform Specialty Products Corporation

By:	/s/ Frank J. Monteiro
Name:	Frank J. Monteiro
Title:	Senior Vice President and Chief Financial Officer

cc:	Donn Beloff, Esq.
Kara L. MacCullough, Esq.
Greenberg Traurig, P.A.

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